

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2011

Via E-mail
Mr. William V. Carey
Chief Executive Officer
Central European Distribution Corporation
3000 Atrium Way, Suite 265
Mount Laurel, New Jersey 08054

      Re: Central European Distribution Corporation
            Form 10-K/A for the Fiscal Year Ended December 31, 2009
            Filed March 1, 2011
            File No. 000-24341

Dear Mr. Carey:

      We have completed our review of your filings and do not have any further comments at this time.

                          Sincerely,

                          /s/ James Lopez (for)

                          John Reynolds
                          Assistant Director